

Mail Stop 3561

November 3, 2015

<u>Via E-mail</u>
Mr. Brian L. Cantrell
Chief Financial Officer
Alliance Resource Partners, L.P.
1717 South Boulder Avenue
Suite 400
Tulsa, OK 74119

> **Re:    Alliance Resource Partners, L.P.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **File 0-26823**

Dear Mr. Cantrell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2014</u>

<u>Coal Reserves, page 42</u>

1. Please note that proven reserves presented in accordance with Industry Guide 7 may be combined with probable reserves only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined. Absent this condition, proven and probable reserves should be segregated. In future filings please separate your proven reserves from your probable reserves or include a statement indicating that the degree of assurance between these two classes of reserves cannot be readily defined.

<u>Consolidated Financial Statements</u>
<u>Note 1. Organization and Presentation</u>
<u>Organization, page 79</u>

2. Based upon your disclosures here and on page 2, Alliance Resource Management GP, LLC and Alliance Resource GP, LLC appear to own the general partner interests in the Intermediate Partnership, while you own limited partner interests. In addition, Alliance Resource Management GP, LLC appears to own the managing member interest in Alliance Coal, while you own the non-managing interest. Please tell us how you determined consolidation was appropriate for both the Intermediate Partnership and Alliance Coal. For example, if you have (a) the substantive ability to dissolve or liquidate both of these entities or otherwise remove the general partner or managing member without cause or (b) substantive participating rights, please describe their nature and terms in sufficient detail to demonstrate how they give you control over each of these entities. In future filings, please also revise your disclosures in your footnotes and elsewhere in the filing accordingly. Refer to ASC 810-10-25 and ASC 810-10-50. Please provide us your proposed disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 with any questions regarding comments on your financial statements and related disclosures. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions on comments with respect to your mineral reserve disclosures.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining